Filed Pursuant to Rule 433

Registration Statement No. 333-180300-03

August 7, 2013

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone Fax	+1 212 325 5200 +1 212 325-6665

Media Release

Credit Suisse Announces Name Change for the Credit Suisse MLP Index ETN

The Credit Suisse Equal Weight MLP Index ETN will continue to trade on the NYSE Arca under the ticker symbol “MLPN”

New York, August 7, 2013 The new name, Credit Suisse Equal Weight MLP ETN, is designed to better emphasize MLPN’s equal weight investment strategy. MLPN is the only equally-weighted MLP exchange-traded product tracking oil and natural gas midstream MLPs.

MLPN tracks the performance of the Cushing® 30 MLP Index, which consists of thirty MLPs holding midstream energy infrastructure assets in North America. The index uses a formulaic methodology, developed by Swank Energy Income Advisors, LP, to determine which MLPs are eligible for inclusion. The methodology focuses on companies’ balance sheets, cash flows and cash distribution metrics, rather than market capitalizations, when ranking them for possible inclusion in the index. All MLPs in the index are reset to equal weightings quarterly.

The Cushing® 30 MLP Index only tracks MLPs in the midstream sector, which focuses on the gathering, processing, transportation and storage of natural gas and crude oil. These MLPs operate businesses with a “toll-road” type model, with revenues based on volume.

“The MLPN ETN is designed to provide investors with diversified exposure to the midstream MLP segment via an equal-weight approach. Many investors appreciate the emphasis away from larger cap stocks and toward smaller cap stocks, as well as the rebalancing away from outperforming stocks toward underperforming stocks, that equal-weight investing delivers,” said Greg King, the New York-based head of exchange traded products for Credit Suisse.

The ETN may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

More information on the Credit Suisse Equal Weight MLP Index ETN (MLPN) can be found on: www.credit-suisse.com/etn

Press Contact Katherine Herring, Tel: 212 325 7545, katherine.herring@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,300 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at

Media Release
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www.credit-suisse.com.

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Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement and the prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

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